



Kai's Baking Studio Small Business Bond™

Bond Terms:

Bond Yield: 8%

Target Raise Amount: $25,000

Offering End Date: June 10, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $100,000

Company Details:

Name: Kai's Kookies, LLC

Founded: 2017

Address: 10846 Westheimer Road, Houston, Texas 77042

Industry: Bakery

Employees: 3

Website: https://www.kaisbaking.com/

Use of Funds Allocation:

If maximum raise is met:

- (25%) $25,000 - Towards equipment
- (50%) $50,000 - Towards working capital
- (15%) 15,000 - Towards marketing
- (6.5%) $6,500 - Towards packaging and logistics
- (3.5%) $3,500 - Towards SMBX capital raise fees

Social:

Yelp: 4.5 Star rating

Facebook: 3.8 K Followers

Instagram: 3.1 K Followers

New Appearances: CW, KHOU, Houston Chronicle, Houston Live, and Patch



Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$ 15,540	$ 12,221
Cash & Cash Equivalents	$ 11,419	$ 8,298
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 16,487	$ 5,117
Long-term Debt	$ (6.00)	$ 559
Revenues / Sales	$ 109,924	$ 71,059
Cost of Goods Sold	$ 43,322	$ 29,466
Taxes & Licenses	$ 0	$ 0
Net Income	$ -3,546	$ 2,196
Gross Margins	61%	59%

Recognition:

2017
- Kai's Baking Studio opened and began serving farmers markets
- Kai's Baking Studio raised over $1100 to Hurricane Harvey victims
- "Best Decorated Booth" and "Friendliest Staff" at the Huntsville Fair on the Square Festival

2018
- Kai attended the Tomball German Festival as the youngest vendor to ever operate a booth.

2020
- Flagship location opened
- At home delivery options became available

About:

Kai's Baking Studio is a customer-focused keto, and gluten-free bakery serving delicious baked goods with customers' health and wellness as their number one priority.

Kai's Baking Studio's journey started off as a father (Rod) and daughter (Makai) duo sharing quality time in the kitchen baking. What started out as quality father-daughter time evolved into Kai's Kookies. After two years, Kai had to make lifestyle adjustments in her diet due to food allergies. Faced with a tough situation, for any person, let alone an 8-year-old, they began researching more dairy-free, egg-free, and gluten-free treats. They found out that Kai was really picky and many of the products simply did not meet her expectations, and so naturally father and daughter worked to develop recipes that did.

Fast forward to today and Kai's Kookies is now Kai's Baking Studio. They have expanded their menu beyond delicious treats to offer a full line of savory options such as bagels, kolaches, and pizza rolls. They are excited to partner with cafes, restaurant, and retail store to offer their keto/low carb products

As things grew so did the customer base, they went from markets, to online and eventually opening their flagship location amidst the COVID pandemic in August 2020. Kai's began offering delivery through partners like Doordash and Grubhub, Uber Eats, catering, and even a wholesale business that ships nationwide. Their experienced team works closely with industry leaders and distributors to ensure their products are on point and their deliveries are on time. With over 20+ product offerings in their portfolio—with more to come—they can meet the unique needs of a growing keto/low carb market.

After multiple years in business, Kai and her team understands the value of hard work, discipline, sacrifice and the importance of giving back to the community. Each month they donate time, cookies, and portions of proceeds to different local charities in the Houston area.